September 14, 2006

Mail Stop 3720

Arie Hinkis
President
Voice Diary, Inc.
200 Robbins Lane
Jericho, New York 11753

Re: Voice Diary, Inc.
Preliminary Information Statement on Schedule 14C
File No. 0-50029
Filed on August 23, 2006

Dear Mr. Hinkis:

This is to advise you that we have limited our review of the Preliminary Information Statement on Schedule 14C noted above and have the following comments:

Schedule 14C

1. We note disclosure in the Form 8-K filed on June 14, 2006 disclosing that you intend to issue 30,000,000 Class A Common Shares in connection with the Plan of Exchange entered into with Yin Fa, by which Yin Fa will become your wholly-owned subsidiary, and control of the company will change. Insofar as the first proposal in your Preliminary Schedule 14C relates to increasing the number of Class A Common Shares from 20,000,000 to 500,000,000, and shareholders do not appear to have had a separate opportunity to vote on the Plan of Exchange, please provide the information required by Items 11, 13, and 14 of Schedule 14A in your information statement. Please refer to Note A to Schedule 14A.

2. We note disclosure in the Form 8-K filed on September 7, 2006 indicating that you have nominated a slate of individuals to your board of directors. Please revise your preliminary information statement to include the disclosure required by Item 7 of Schedule 14A, or advise us why you believe no revision is needed.

Reasons for the reverse split proposal – page 8

3. Your first sentence under this section indicates that the reverse stock split will increase the per share market price for the Class A Common Stock. As your subsequent disclosure clarifies, there can be no assurances that the reverse stock split will result in a market price increase. Please revise your first sentence accordingly.

4. The statement within your Preliminary Information Statement that you have no current plans to issue the additional shares of Class A Common Stock available as a result of the proposed reverse stock split appears to conflict with 8-K disclosure of June 13, 2006 indicating that you intend to issue 30,000,000 Class A Common shares to the Yin Fa shareholders pursuant to the exemption from registration under Regulation S of the Securities Act. Please revise to address the apparent discrepancy, or advise us why you believe no revision is needed.

Effect – page 8

5. Expand to make clear that the effect of the reverse stock split combined with the increase in authorized capital will further increase the amount of shares available for issuance without further shareholder consent. In addition, warn investors of the potential dilutive effect on the market price of the Class A Common Stock as a result of these two actions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Arie Hinkis
Voice Diary, Inc.
September 14, 2006
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or the undersigned at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Chris Cottone
by facsimile, 954-424-2230